November 19, 2025

Micah Young
Executive Vice President, Chief Financial Officer
MASIMO CORP
52 Discovery
Irvine, CA 92618

       Re: MASIMO CORP
           Item 2.02 Form 8-K filed February 25, 2015
           Response dated August 6, 2025
           File No. 001-33642
Dear Micah Young:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services